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AMENDMENT NO. 1 TO

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FORM 4 OMB APPROVAL

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OMB Number 3235-0287

Expires: January 31, 2005

Estimated Average burden

hours per response.... 0.5

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U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)

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1. Name and Address of Reporting Person*

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(Last) (First) (Middle)

ROBINSON GARY T.

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(Street)

162 W. 54TH STREET, Apt. 12E

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(City) (State) (Zip)

NEW YORK NEW YORK 10019

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2. Issuer Name and Ticker or Trading Symbol

DELTA MUTUAL, INC.

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3. IRS or Social Security Number of Reporting Person (Voluntary)

###-##-####

FORM 4 - Amend. No. 1 Continued

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4. Statement for Month/Day Year

NOVEMBER 26, 2002

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5. If Amendment, Date of Original - Month/Day/Year

NOVEMBER 25, 2002

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6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

[ ] Director [X] 10% Owner

[ ] Officer (give title) [ ] Other

President and CEO

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7. Individual or Joint/Group Filing (Check applicable line)

[X] Form filed by One Reporting Person

[ ] Form filed by More than One Reporting Person

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Table I -- Non-Derivative Securities Beneficially Acquired,

Disposed of, or Beneficially Owned

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1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)
			Code	V	Amount	(A) or (D)	Price
Common Stock	11/26/02		5	--	1,000	D	$5,250

FORM 4 - Amend. No. 1 - Continued

5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
48,700	D	N/A

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Table II -- Derivative Securities Acquired, Disposed or, or

Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

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1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/Year)	3A. Deemed Execution Date, if Any (Month/ Day/Year)	4. Trans- action Code (Instr. 8)
				Code	V

5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)
(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

FORM 4 - Continued

9. Number of derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)

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Explanation of Responses:

By: __/s/ Gary G. Robinson_______

Name: Gary T. Robinson November 26, 2002

Title: President

** Intentional misstatements or omissions of facts constitute Federal

Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

ROBINSON-FORM 4 AM-1 11-26-02